UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Jayhawk Energy, Inc.
(Exact name of registrant as specified in its charter)

Colorado	20-0990109
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
2119 Arapahoe Street, Golden, Colorado	80401
(Address of principal executive offices)	(Zip Code)

(303) 435-3535
(Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered:
None	N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 par value per share	N/A
(Title of Class)	

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: 333-121034

Item 1. Description of Registrant’s Securities to be Registered.

This registration statement relates to the registration with the Securities and Exchange Commission of shares of $.001 par value common stock (the “Common Stock”) of Jayhawk Energy, Inc., a Colorado corporation (the “Registrant”). The description of the Common Stock to be registered hereunder set forth under the caption “Description of Securities” at page 22 of the Registrant’s Registration Statement on Form SB-2, as amended, Registration No. 333-121034 (the “Registration Statement”), as filed with the Securities and Exchange Commission, is incorporated herein by this reference.

Item 2. Exhibits

The following document is included as an Exhibit to the Registrant’s Registration Statement on Form SB-2 (Registration No. 333-121034) and incorporated herein by this reference:

EXHIBIT DESCRIPTION		FORM SB-2 EXHIBIT NUMBER
(a)	Articles of Incorporation	3.1

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant) Jayhawk Energy, Inc.
Date: July 18, 2007

By: /s/ Lindsay Gorrill
Lindsay Gorrill
President